"Partnering with top film distributors across the globe, we exclusively develop, produce, and distribute motion pictures and series based on incredibly inspirational true stories to ignite the global box office and to inspire movie lovers worldwide, in a time when both are desperately needed.



INSPIRE
STUDIOS
INSPIRING MOVIES • IMPACTING LIVES
COPYRIGHT © 2019

Challenge

1. There is a shortage of newly produced, wide-audience, five-star audience rated pictures.

2. There is always a shortage of development investment opportunities.



Solution







Just like most successful production companies, we develop our film projects' scripts, directors and lead actors to major studio standards. We both set global distribution and repay 110% to development investors *before* we produce.

We only produce wide audience projects that have box office break-out capabilities, starting with a global audience of 4 billion global movie-viewers. And not just any kind of movies...we only produce good, beautiful, inspirational, *true stories*.

Successful production companies rarely open their doors to investors, especially development investors whom they are not familiar with. We plan to be **the pioneer fan-funded and investor-driven studio to produce major distributor released global motion pictures**.



Market Size
$101B

Global Theatrical & Home/Mobile Entertainment Market (US$ Billions)



The Motion Picture market topped $100 Billion in 2019 for the first time ever.

Source: Motion Picture Association 2019 THEME Report

Business Model

During the development stage we…









DEVELOP THE STORY FIRST AND FOREMOST to ensure each project is inspiring and overwhelms the audience.

ENFORCE 'GREEN-LIGHT' PROCESSES to determine each project's demographically targeted audience and likely global earnings from all such sources.

SECURE GLOBAL DISTRIBUTION, BRANDING AND PRODUCTION FUNDING before each project begins principal photography.









Business Model

During the development stage we…

BANK

ENGAGE COMMERCIAL FUNDING to aggregate related global production incentives, license and other collateral.

ATTACH STUDIO LEVEL DIRECTOR AND CAST.

ENGAGE A COMPLETION BOND ensuring the commercial lender that the picture will be completed on-time and on-budget, and *will only be of the highest studio quality standards,* with their approval prior to the commencement of shooting, *resulting always in top studio quality.*

.

Partnering with Global Icons & U.S. Film Industry Experts

Manny "Pacman" Pacquiao, a global boxing icon, has signed on as **co-producer** of our history-in-the making first major studio level film to be distributed globally entitled "Freedom Fighters" (www.freedomfightersmovie.com).



John Lee, our lead production consultant, has set up business services for the development, production, and distribution of **23 major studio films** such as **" The Terminator"** and **"The Goonies"** and network series. John has successfully led the vision and launch of five entertainment and media entities, with combined production costs of over $470 million and global rights earnings exceeding $4 billion.



Rick Morse, Esq., our veteran Entertainment Attorney, has two decades of experience encompassing specialized business and legal affairs services in all aspects of entertainment, arts, sports, and new media, with a primary emphasis in film. Rick has served as **Sr. VP of Business and Legal Affairs for Radar Pictures**, the successor company to Interscope Communications known for a myriad of critically acclaimed and box office successes such as **"The Last Samurai", "Mr. Holland's Opus",** and the reboot **"Jumanji."**

Each of our six pictures' director and lead cast will be studio approved, so studio quality.





Competition

Over 2 dozen top independent film production companies compete to win the more than 100 most coveted release spots on the schedules of the leading global studios.

Each of our projects' script, director and cast will be what these studios primarily seek.

- In each project, the script carefully targets the most profitable global audience demographic and hits the emotional triggers that drive it's audience to see the picture;
- the project's director largely determines production quality, and leading cast affect its entertainment power and motivation for fans.













Why Consider Becoming Our Partners?





Extraordinary Reach

Positively touch many of the lives of the world's
4 billion movie viewers.

Unprecedented Benefits

Receive the rare advantages of being an
investor in the development of a global
motion picture, recovering your investment
before they are produced with a liberal share
of their global earnings.



Go-to Market Plan
Audience Acquisition





We will set distribution in the 9 major global territories ensuring each picture reaches its worldwide audiences. Major distributor, global release pictures average 1/3 of their income from the U.S. and 2/3 from international territories.

During each picture's development, we establish unique partnerships with theatrical, home entertainment, ancillary media, merchandising and brand partners.



Production Leadership Team











Francis B. Lara Ho
Producer & CEO

Manny
"Pacman"
Pacquiao
Co-Producer

Rick Morse, Esq.
Entertainment
Legal Counsel

Jason Brents
Business
Affairs
Consultant

John Lee
Production
and
Business Affairs
Consultant





Fundraising

We are raising $1,070,000

We will use the capital to...

- Attach major studio approved A-level directors

- Attach major studio approved A-level lead actors

- Set up distribution and other business relationships in the U.S., the other leading 8 international territories,
- and the rest of the world ("ROW").





Investor Return

110%
EARLY RETURN

10%
WORLDWIDE
PROFITS

EARLY INVESTMENT RETURN: Our Development Investors are paid 110% of their investment which shall be repaid directly from the budget which is funded by the production loan prior to the commencement of principal photography.

HIGH ROI POTENTIAL: In addition, our Development Investors shall participate in the development investors' pool which is calculated at 10% of 100% of the Picture's worldwide perpetual net profits.



Why Invest in Inspire Studios?

1. **Partner with Celebrity:** *YOU*, as investor, are *business partners* with our global boxing icon co-producer Manny "Pacman" Pacquiao.

2. **Halfway to Victory:** *YOU* are joining a company that's halfway to its development goal as we have *already raised 50%* of our $2M development funding.

3. **Production Partner & Director Ready:** *YOU* get a head start since our professionally developed screenplays are *Production Partner as well as A-list Director and Cast ready*.

4. **Make History:** *YOU* create history as part of the *first Hollywood-Philippines film company* producing major studio-level movies with *stories virtually unknown to the Western World* such as housewife turned WWII resistance combatant, Philippine president saving Jews from the Holocaust, Filipino special forces rescuing Americans and defeating global terrorists.

5. **Empower Society:** *YOU* have the unique opportunity to participate in the funding of movies representing real life stories of the *unheralded "voiceless" majority in our societies*, empowering them to *stand up and impact current social issues*.

6. **Inspire Humanity:** *YOU* can champion incredible true stories of everyday individuals who lived extraordinary lives *inspiring hope, honor, and heroism* among audiences.

7. **Impact Poverty:** *YOU* make a *HUGE* impact to *the poorest* in the Philippines and globally since a *significant portion* of our profits fund schools and hospitals in poor areas around the world.





INSPIRE
STUDIOS
INSPIRING MOVIES • IMPACTING LIVES
COPYRIGHT © 2019